Exhibit 99.2

NEWS RELEASE	FOR IMMEDIATE RELEASE

XTRA-GOLD REPORTS VOTING RESULTS OF
ITS SPECIAL MEETING OF STOCKHOLDERS

TORONTO, ONTARIO – November 16, 2012 – XTRA-GOLD RESOURCES CORP. (“Xtra-Gold” or the “Company”) – TSX: “XTG”; OTCBB: “XTGR” is pleased to announce that Proposal 1 authorizing a change of the jurisdiction of incorporation of our Company from Nevada to the British Virgin Islands (the “Continuation”) was approved by more than 99% of the votes cast at the Company's special meeting of stockholders held on November 16, 2012. The Company intends to file a plan of conversion and articles of conversion in Nevada and a memorandum and articles of association in the British Virgin Islands to affect the Continuation. The Company’s shares will continue to trade on the TSX, and the Company will issue a further press release and advise when the Continuation into the British Virgin Islands has become effective and all regulatory approvals have been obtained.

Property Update

A link to a map depicting the initial Zone 5 trenching and channel sampling results, which were announced in a news release on November 12, 2012, has been posted on our web site at www.xtragold.com (see November 12, 2012 news release).

About Xtra-Gold Resources Corp.

Xtra-Gold is a gold exploration company with a substantial land position in the Kibi greenstone belt (“Kibi Gold Belt”) located in Ghana, West Africa. The Kibi Gold Belt, which exhibits many similar geological features to Ghana’s main gold belt, the Ashanti Belt, has been the subject of very limited modern exploration activity targeting lode gold deposits as virtually all past gold mining activity and exploration efforts focused on the extensive alluvial gold occurrences in many river valleys throughout the Kibi area.

Xtra-Gold holds five (5) Mining Leases totaling approximately 226 sq km (22,600 ha) at the northern extremity of the Kibi Gold Belt. The Company’s exploration efforts to date have focused on the Kibi Project located on the Apapam Concession (33.65 sq km), along the eastern flank of the Kibi Gold Belt. Xtra-Gold’s Kibi Project consists of an over 5.5 km long mineralized trend delineated from gold-in-soil anomalies, geophysical interpretations, trenching and drilling along the northwest margin of the Apapam Concession.

Forward-Looking Statements

The TSX does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. These statements are based on information currently available to the Company and the Company provides no assurance that actual results will meet management’s expectations. Forward-looking statements include estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, project development, reclamation and capital costs of the Company’s mineral properties, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as: changes in general economic conditions and conditions in the financial markets; changes in demand and prices for minerals; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the activities of the Company; and other matters discussed in this news release. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Contact Information
For further information please contact:

Paul Zyla, Chief Executive Officer
Telephone:	416 366-4227
E-mail:	info@xtragold.com
Website:	www.xtragold.com